FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Financial Statements as of March 31, 2012 and Comparative Information.

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Item 1

SOCIEDAD ANONIMA

Consolidated Financial Statements as of March 31, 2012 and Comparative Information

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CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND COMPARATIVE INFORMATION

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 36 BEGINNING ON JANUARY 1, 2012

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of March 31, 2012 (expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing

— Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

MIGUEL MATIAS GALUCCIO President

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 (amounts expressed in millions of Argentine pesos – Note 1.c.1)

	Note	March 31, 2012	December 31, 2011	January 1, 2011

Noncurrent Assets
Intangible assets	2.f	1,345	1,300	927
Fixed assets	2.g	44,814	43,788	34,775
Investments in companies	2.e	1,901	2,013	1,839
Deferred income tax assets	10	45	30	—
Other receivables and advances	2.c	861	882	1,554
Trade receivables	2.b	27	22	28

Total Non-current Assets		48,993	48,035	39,123

Current Assets
Inventories	2.d	6,105	6,006	3,748
Other receivables and advances	2.c	2,770	2,788	2,756
Trade receivables	2.b	3,219	3,315	3,163
Cash and equivalents	2.a	902	1,112	2,326

Total Current Assets		12,996	13,221	11,993

Total Assets		61,989	61,256	51,116

Shareholders’ equity
Shareholders’ contributions		10,674	10,674	11,854
Reserves and unappropriated retained earnings		14,708	12,746	10,834

Total Shareholders’ equity (per corresponding statements)		25,382	23,420	22,688

Noncurrent Liabilities
Provisions	2.j	9,632	9,206	8,088
Deferred income tax liabilities	10	2,884	2,724	2,048
Other taxes payable		115	136	137
Salaries and social security		41	38	38
Loans	2.i	4,114	4,435	1,521
Accounts payable	2.h	329	326	176

Total Noncurrent Liabilities		17,115	16,865	12,008

Current Liabilities
Provisions	2.j	967	965	857
Income tax liability		606	—	1,748
Other taxes payable		1,050	511	621
Salaries and social security		489	537	390
Loans	2.i	6,853	7,763	5,829
Accounts payable	2.h	9,527	11,195	6,975

Total Current Liabilities		19,492	20,971	16,420

Total Liabilities		36,607	37,836	28,428

Total Liabilities and Shareholders’ equity		61,989	61,256	51,116

Notes 1 to 13 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2012 AND 2011
(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.c.1)

	Note	2012	2011

Revenues	2.k	14,850	12,616
Cost of sales	2.k	(10,414)	(8,421)

Gross profit		4,436	4,195

Selling expenses	2.k	(1,228)	(1,296)
Administrative expenses	2.k	(479)	(385)
Exploration expenses	2.k	(114)	(57)
Other expenses, net		(116)	(20)
Income on investments in companies		3	131

Operating income		2,502	2,568

Financial income (expense), net:
Gain (losses) on assets
Interests		55	40
Exchange differences		(5)	(17)
(Losses) gains on liabilities
Interests		(365)	(199)
Exchange differences		160	214

Net income before income tax		2,347	2,606

Income tax	10	(1,053)	(1,010)

Net income for the period(1)		1,294	1,596

Earnings per share basic and diluted	9	3.29	4.06
Other comprehensive income
Translation differences from investments in companies		(24)	(26)
Translation differences from YPF S.A.		692	450

Total other comprehensive income for the period		668	424

Total comprehensive income for the period(1)		1,962	2,020

(1)	Entirely assigned to YPF’s shareholders.

Notes 1 to 13 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011 (amounts expressed in millions of Argentine pesos – Note 1.c.1)

	2012

	Shareholders’ contributions

	Suscribed capital	Adjustement to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	6,101	640	10,674
Net income	—	—	—	—
Other comprehensive income for the period	—	—	—	—

Balances at the end of period	3,933	6,101	640	10,674

	2012					2011

	Legal reserve	Reserve for future dividends	Other comprehensive income	Retained earnings	Total Shareholders’ equity(2)	Total Shareholders’ equity(2)

Balances at the beginning of year	2,007	1,057	1,864	7,818	23,420	22,688
Net income	—	—	—	1,294	1,294	1,596
Other comprehensive income for the period	—	—	668	—	668	424

Balances at the end of period	2,007	1,057	2,532(1)	9,112	25,382	24,708

(1)	Includes 2,666 corresponding to the effect of the translation of YPF’s financial statements and of the investment in companies with dollar as functional currency and (134) corresponding to the effect of the translation of investment in companies with functional currency different to dollar, as detailed in Note 1.c.1.
(2)	Entirely assigned to YPF’s shareholders.

Notes 1 to 13 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011 (amounts expressed in millions of Argentine pesos – Note 1.c.1)

	2012	2011

Cash flows from operating activities
Net income	1,294	1,596
Adjustments to reconcile net income to cash flows provided by operating activities:
Income from investments in companies	(3)	(131)
Depreciation of fixed assets	1,790	1,597
Amortization of intangible assets	31	14
Consumption of materials and fixed assets and intangible assets retired, net of provisions	209	151
Income tax	1,053	1,010
Net increase in provisions	560	176
Changes in assets and liabilities
Trade receivables	127	(175)
Other receivables and advances	181	(48)
Inventories	(99)	(882)
Accounts payable	(105)	(465)
Other taxes payables	518	2
Salaries and social security	(45)	(131)
Decrease in provisions from payment	(237)	(156)
Interest, exchange differences and other(1)	84	22
Dividends from investments in companies	—	6
Income tax payments	(200)	(479)

Net cash flows provided by operating activities	5,158	2,107

Cash flows used in investing activities(2)
Payments for investments:
Acquisitions of fixed assets and intangible assets	(3,818)	(1,854)

Net cash flows used in investing activities	(3,818)	(1,854)

Cash flows (used in) provided by financing activities
Payments of loans	(7,629)	(3,899)
Payments of interest	(185)	(91)
Proceeds from loans	6,251	4,030

Net cash flows (used in) provided by financing activities	(1,563)	40

Effect of changes in exchange rates on cash and equivalents	13	43

(Decrease) increase in cash and equivalents	(210)	336

Cash and equivalents at the beginning of year	1,112	2,326
Cash and equivalents at the end of period	902	2,662

(Decrease) increase in cash and equivalents	(210)	336

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF PERIOD
– Cash	480	414
– Other financial assets	422	2,248

TOTAL CASH AND EQUIVALENTS AT THE END OF PERIOD	902	2,662

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing and financing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets at the end of period.

Notes 1 to 13 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011
(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.c.1)

1.	CONSOLIDATED FINANCIAL STATEMENTS

1.a)	Presentation Basis

—	Application of International Financial Reporting Standards

The consolidated interim financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter an all together, the “Group” or the “Company”) for the three-month period ended March 31, 2012 are presented for first time in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. The adoption of such standard, as well as all the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”). Application of IFRS is mandatory for YPF, according to the accounting professional standards and the regulatory standards mentioned above, as from the year beginning on January 1, 2012. The effects of the changes originated by the application of IFRS are presented in section 1.b) of this Note. As the current interim period is part of the first year in which the Company presents its financial statements under IFRS, the Company doesńt have a set of financial statements as of the immediately preceding year-end (December 31, 2011) containing all the complementary information required by the mentioned accounting standards. Consequently, these interim consolidated financial statements, which are presented in accordance with IAS 34, include information in excess to the required by such standard, so that the reader has available all the information necessary for its proper interpretation.

The amounts and other information corresponding to the year ended on December 31, 2011 and as of January 1, 2011 (the latter is the date of transition to IFRS) and for the three-month period ended March 31, 2011, are an integral part of the interim consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

—	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is the Companýs Board of Directors responsibility, requires certain accounting estimates to be made and that the Board of Directors and Management make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant are detailed in Note 1.d, “Accounting Estimates and Judgments”.

—	Consolidation policies

For purpose of presenting the interim consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which give the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract.

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Assets, liabilities, income and expenses of joint operations are presented in the consolidated balance sheet and the consolidated statement of comprehensive income in accordance with their respective nature.

Paragraph a) of the Exhibit I details the controlled companies which were consolidated using the full consolidation method and Exhibit II details the main joint operations which were proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may be different from the date of the YPF’s financial statements due to several administrative factors. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.c.1.

YPF, directly and indirectly holds 100% of capital of the consolidated companies. Consequently, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

1.b)	Adoption of International Financial Reporting Standards (IFRS)

In accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, adopted by General Resolution No. 562/09 of the CNV, the information provided below has been prepared based on the IFRS that are expected to be applicable at December 31, 2012, which is the end of year in which IFRS will be applied for first time. It should be noted that the Shareholders’ equity as of January 1, 2011, March 31 and December 31, 2011, and the Net income for the year ended December 31, 2011 and for the three-month period ended March 31, 2011, prepared according to IFRS, resulting from the reconciliations included below, could be modified to the extent that, at December 31, 2012, the applicable standards were different from those that were considered for the preparation of such reconciliations. In addition, and in accordance to IFRS 1, the date of transition to IFRS is January 1, 2011 (the “transition date”).

The criteria adopted by YPF in its transition to IFRS in relation to the permitted exceptions established by IFRS 1 are as follows:

I.	Fixed assets and Intangible assets have been measured at the transition date in the functional currency defined by YPF according to the following:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets valued according to the accounting standards outstanding in Argentina before the adoption of IFRS (“Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: the value of these assets was remeasured into U.S. dollars using the exchange rate in effect as of the date of acquisition or incorporation of each such asset.

II.	IFRS 9 (2010), “Financial Instruments”, IFRS 10, “Consolidated Financial Statements”; IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interest in Other Entities” have been applied as from the transition date.

III.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under the previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

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Set forth below is a reconciliation of Shareholders’ equity as of January 1, March 31 and December 31, 2011.

•	Reconciliations of Shareholders’ equity as of January 1, March 31 and December 31, 2011:

	As of January 1, 2011	As of March 31, 2011	As of December 31, 2011

Shareholders’ equity according to previous Argentine GAAP	19,040	20,811	18,735
1. Effect of application of the functional and reporting currency:
a) Adjustment to fixed assets and Intangible assets	5,040	5,403	6,438
b) Adjustment to Inventories	137	174	266
c) Other	283	272	327
2. Income tax effect	(1,812)	(1,952)	(2,346)

Shareholders’ equity according to IFRS	22,688	24,708	23,420

1.	Effect of application of the functional and reporting currency:

Under previous Argentine GAAP, considering CNV regulations until December 31, 2011, the financial statements were measured and presented in pesos (reporting currency) recognizing the effects of variations in the purchasing power of money by applying the method of restatement in constant currency established by Resolution No. 6 and considering the provisions of General Resolution No. 441 of the CNV, which established the suspension of the restatement of financial statements in constant currency as from March 1, 2003. Foreign currency transactions were recorded in pesos at the exchange rate prevailing at the date of each transaction. Exchange differences arising on monetary items in foreign currencies are recognized as financial income (expense) in the year in which they arise.

Under IFRS, companies should determine their functional currency according to the criteria established by IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which may differ from their reporting currency. According to the provisions of that standard, YPF’s management has defined the U.S. dollar as the functional currency of YPF. Accordingly, the shareholders’ equity as of January 1, March 31 and December 31, 2011, prepared under previous Argentine GAAP, have been remeasured into U.S. dollars according to the procedure set out in IAS 21 and IFRS 1, with the objective of generating the same accounting information that would have been reported if the accounting records were kept in the functional currency.

According to the established procedures, monetary assets and liabilities are remeasured at the relevant closing exchange rates. Non-monetary items, that are measured in terms of historical cost, as well as income and expenses, are remeasured using the exchange rate at the date of the relevant transaction. The results of the remeasurement into U.S. dollars of monetary assets and liabilities in currencies different from U.S. dollar are recognized as income (expense) in the period in which they arise. With respect to investments in companies under control and investments in companies in which Company’s management has defined a currency different from the U.S. dollar as its functional currency, the adjustment for the remeasurement of their shareholders’ equity in to U.S. dollars is not included in the determination of Net income and is reported in Other comprehensive income for the period or year.

Additionally, according to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the amounts obtained from the process above mentioned, need to be converted into pesos, following the criteria set forth in IAS 21. As a result, assets and liabilities have been translated to the reporting currency, at the closing exchange rate, income and expenses have been translated at the exchange rate at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month) and the exchange differences resulting from this process have been reported in Other Comprehensive Income for the year.

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1.a)	According to the methodology mentioned above, the Company has valued its fixed assets and intangible assets, in its functional currency, taking into consideration the exception mentioned in the paragraphs I.a) and I.b) above and has subsequently converted them into pesos. Based on that valuation, the fixed assets and intangible assets of the Company have been increased in the amounts of 5,040, 5,403 and 6,438 as of January 1, March 31 and December 31, 2011, respectively.

1.b)	In addition, the adjustment referred to above in fixed assets and intangible assets has affected the valuation of the inventories. According to the methodology established by the Company for the valuation of inventories, the depreciation of fixed assets and certain intangible assets is part of their cost. Since such depreciation has been affected by the adjustment referred to above in fixed assets and intangible assets, the Company proceeded to increase the value of its inventories in 137, 174 and 266 as of January 1, March 31 and December 31, 2011, respectively.

1.c)	Mainly includes the adjustments resulting from the application of the concept of functional currency, as defined by IFRS, to investments valued using the equity method.

2.	Income Tax effect:

Corresponds to the income tax effect of the valuation differences referred to in paragraphs 1.a and 1.b.

Under previous Argentine GAAP, when there were timing differences between the accounting value of the assets and liabilities and their tax basis, deferred income tax assets or liabilities were recognized.

Under IFRS, according to the provisions of IAS 12, “Income Taxes”, a deferred tax asset or liability exists when there are tax deferred earnings to be recovered or settled in future periods related to deductible or taxable temporary differences, which are generated when there is a difference between the carrying amount of an asset or liability in the balance sheet and its tax base. Taxable temporary differences are temporary differences that give rise to taxable amounts in determining taxable profit (tax loss) of future periods when the asset’s carrying amount is recovered or the liability is settled, and deductible temporary differences are temporary differences that give rise to amounts that are deductible in determining taxable profit (tax loss) of future periods when the asset’s carrying amount is recovered or the liability is settled.

The effect of applying the current tax rate on the difference generated between the tax basis of fixed assets and intangible assets and their book value under IFRS, measured in its functional currency and converted into pesos as described in paragraph 1 above, with respect to the book value under the previous Argentine GAAP, resulted in a decrease in Shareholders’ equity of 1,764, 1,891 and 2,253 as of January 1, March 31 and December 31, 2011, respectively.

Similarly, as result of the adjustment in the valuation of inventories, the difference between the book value under IFRS of the related assets and their tax basis generates a decrease in Shareholders’ equity of 48, 61 and 93 as of January 1, March 31 and December 31, 2011, respectively.

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•	Reconciliation of Net income for the three month period ended March 31, 2011 and for the year ended December 31, 2011:

	March 31, 2011 (3 months)	December 31, 2011 (12 months )

Net income for the period/year according to previous Argentine GAAP	1,774	5,296
1. Exchange differences	265	1,113
2. Depreciation of fixed assets and amortization of intangible assets	(247)	(1,120)
3. Income Tax effect	(140)	(534)
4. Other	(56)	(310)

Net income for the period/year according to IFRS	1,596	4,445
5. Translation adjustment	424	1,864
6. Actuarial losses – Pension Plan	—	(12)

Comprehensive income for the period/year according to IFRS	2,020	6,297

1.	Exchange differences:

Corresponds to the elimination of exchange differences recorded under previous Argentine GAAP originated by monetary assets and liabilities denominated in currencies other than the peso, and the recognition of the exchange differences corresponding to the measurement of monetary assets and liabilities denominated in currencies other than U.S. dollar, as a result of the application of the functional currency concept previously mentioned.

2.	Depreciation of fixed assets and amortization of intangible assets:

Corresponds to the difference in depreciations and amortizations charged to expense in the period/year, derived from the valuation of fixed assets and intangible assets, respectively, as a result of the application of the concept of functional currency described above.

3.	Deferred Income Tax:

Corresponds to the effect of income tax in accordance with the requirements of IAS 12 “Income Taxes”.

4.	Other:

Mainly includes the effect in net income of the valuation of inventories under IFRS and the adjustments resulting from the application of functional currency concept as defined by IFRS, to long term investments valued using the equity method that defined the U.S. dollar as its functional currency.

5.	Translation adjustment:

Includes the adjustment effect of the conversion process from the Company’s functional currency (U.S. dollar) into the Company’s reporting currency (peso), and the effect of converting the financial statements of long term investments in companies whose functional currency differs from U.S. dollar, according to the methodology provided by IAS 21. Accordingly, the main effects are generated by:

–	Translation into U.S. dollars of financial information corresponding to investments in companies where the functional currency differs from the Company’s functional currency;

–	Conversion from U.S. dollars into pesos of the statement of income and Shareholders’ equity at the prevailing exchange rate when operations were generated (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month);

–	Conversion from U.S. dollars into pesos of U.S. dollar-denominated assets and liabilities at the exchange rate prevailing at the end of the year.

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The main items that accounted for the conversion differences referred to above are:

	As of March 31, 2011	As of December 31, 2011

Fixed assets and intangible assets	615	2,596
Inventories	78	367
Monetary Assets	116	433
Monetary Liabilities	(201)	(1,049)
Traslation of net monetary liabilities in pesos	(191)	(578)
Other	7	95

Total translation adjustment	424	1,864

6.	Actuarial losses – Pension Plans:

As disclosed in Note 1.c.10.III, YPF Holdings Inc., controlled company which has operations in the United States of America, has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under previous Argentine GAAP, the actuarial losses arising from the remeasurement of the defined benefit liability of pension plans were charged to the “Other expense, net” account of the statement of income.

Under IFRS, according to the provisions of IAS 19, “Employee benefits” remeasurements of the net defined benefit liability are recognized in Other Comprehensive Income, and shall not be reclassified to profit or loss in a subsequent period. However, the entity may transfer those amounts recognized in Other Comprehensive Income within equity.

Summarized consolidated statement of cash flows

The cash and equivalents at the beginning and end of year ended December 31, 2011 and of the three-month period ended March 31, 2011, and the summarized consolidated statements of cash flows for the year and period then ended, remeasured into U.S. dollar and translated into Argentine pesos under IFRS, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation, referred to under the caption “Investments in Joint Arrangements”, are presented below:

	For the three-month period ended March 31, 2011	For the year ended December 31, 2011

Net cash flow provided by operating activities	2,107	12,687
Net cash flow used in investing activities	(1,854)	(12,159)
Net cash flow used in financing activities	40	(1,844)

Increase/(decrease) in cash and equivalents	293	(1,316)

Cash and equivalents at the beginning of years	2,326	2,326
Exchange differences from cash and equivalents	43	102

Cash and equivalents at the end of the period/year	2,662	1,112

The Company’ statements of cash flow for the three-month period ended March 31, 2011 and the year ended December 31, 2011 were modified, mainly as a result of the deconsolidation of joint ventures, referred to under the caption “Investments in Joint Arrangements”, which generated a decrease in cash and equivalents at the beginning and of the year of 201 and a decrease in cash and equivalents at the end of period/year of 355 and 336, respectively, a decrease in the net cash flows provided by operating activities of 240, a decrease in the net cash flow used in investing activities of 42 and a decrease in the net cash flow used in financing activities of 1, for the three-month period ended March 31, 2011, and a

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decrease in cash flows provided by operating activities of 539, a decrease in cash flows used in investing activities of 119 and a decrease in cash flows used in financing activities of 183, for the year ended on December 31, 2012. Additionally, interests paid in relation with financing operations which under previous Argentine GAAP were disclosed as cash flows provided by operations, were disclosed as cash flows used in financing activities.

Main reclassifications

Additionally the main concepts that originated reclassifications as a result of the first-time adoption of IFRS are listed below:

1.	Effect of the application of the International Financial Reporting Interpretation Committee (“IFRIC”) 12, “Service Concession Arrangements”:

The Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

–	transport oil, gas and petroleum products; and

–	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

–	La Plata / Dock Sud

–	Puerto Rosales / La Plata

–	Monte Cristo / San Lorenzo

–	Puesto Hernández / Luján de Cuyo

–	Luján de Cuyo / Villa Mercedes

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets. However, according to previous Argentine GAAP, these assets were disclosed as fixed assets.

The net book value of the pipelines and related facilities falling under the scope of IFRIC 12 amounted to 669, 662 and 804 as of January 1, March 31 and December 31, 2011, respectively.

2.	Effects of the application of IFRS 6, “Exploration for and Evaluation of Mineral Resources”:

According to the provisions of IFRS 6, exploration assets corresponding to mineral interests must be disclosed in the financial statements as intangible assets, whereas they were considered fixed assets under previous Argentine GAAP.

Net book value of exploration assets corresponding to mineral interests falling under the scope of IFRS 6 amounted to 154, 195 and 345 as of January 1, March 31 and December 31, 2011, respectively.

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3.	Investments in Joint Arrangements

Under previous Argentine GAAP, considering CNV regulations, YPF has proportionally consolidated, net of intercompany transactions, the corresponding assets, liabilities, revenues, income, costs and expenditures of investees and agreements in which joint control is held.

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (Revised 2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering this classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

Upon the analysis of the contracts of the Joint Arrangements in which the Company is involved, Management has determined that the investees defined under previous Argentine GAAP as under joint control (and consequently proportionally consolidated under previous Argentine GAAP) shall be classified under IFRS as Joint Ventures, while the Company’s interest in oil and gas exploration and production agreements shall be classified under IFRS as Joint Operations.

The effect derived from the deconsolidation of the investments classified as Joint Ventures generated a decrease of 934, 1,066 and 1,207 in total consolidated assets and total consolidated liabilities as of January 1, March 31 and December 31, 2011, respectively, and a decrease of 412 and 2,312 in consolidated net sales for the three-month period ended March 31, 2011 and for year ended December 31, 2011, respectively.

4.	Hydrocarbons export withholding

Hydrocarbons export withholdings that under previous Argentine GAAP were disclosed under the caption “Net sales” of the income statement, are disclosed according to IFRS in the caption “Taxes, charges and contributions” as detailed in Note 2.k).

1.c)	Significant Accounting Policies

1.c.1)	Functional and Reporting Currency

Functional Currency

As mentioned in Note 1.b), based on parameters set out in IAS 21, YPF has defined the U.S. dollar as its functional currency. Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the period or year.

Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each period or year or at the time of cancellation the balances of foreign currency monetary assets and liabilities are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense)” in the consolidated statement of comprehensive income for the period or year in which they arise.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be converted into reporting currency, following the criteria described below:

–	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

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–	Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

–	The exchange differences resulting from this process are reported in “Other comprehensive income”.

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos) have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

Additionally, the Company’s management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.c.2)	Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of each year or period, according to IFRS 9, “Financial Instrument”, which the Company has applied prior to its effective date (January 1, 2013).

A financial asset is initially recognized at its fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalized upon initial recognition of the asset, except for those assets designated as financial assets at fair value through profit or loss.

Following their initial recognition, the financial assets are measured at its amortized cost if both of the following conditions are met: (i) the asset is held with the objective of collecting the related contractual cash flows (i.e., it is held for non-speculative purposes); and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount. If either of the two criteria is not met, the financial instrument is classified at fair value through profit or loss.

A financial asset or a group of financial assets measured at its amortized cost is impaired if there is objective evidence that the Company will not be able to recover all amounts according to its (or their) original terms. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated cash flows discounted at the effective interest rate computed at its initial recognition, and the resulting amount of the loss is recognized in the consolidated statement of comprehensive income. Additionally, if in a subsequent period the amount of the impairment loss decreases, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined if no impairment loss had been recognized at the date the impairment was reversed.

The Company writes off a financial asset when the contractual rights on the cash flows of such financial asset expire, or the financial asset is transferred.

In cases where current accounting standards require the valuation of receivables at discounted values, the discounted value does not differ significantly from their face value.

1.c.3)	Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargin method) due to the difficulty of recognizing the conversion costs (product) of every product.

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The Company assesses the net realizable value of the inventories at the end of each period or year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.c.4)	Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost, considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b). This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each period or year, these assets are measured at cost less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions as mentioned in Note 1.b.These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory drilling expenditures, are charged to expense in the consolidated statement of comprehensive income as incurred (see Note 1.c.8 for additional information).

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company has no intangible assets with indefinite useful lives as of March 31, 2012, December 31, 2011 and January 1, 2011.

1.c.5)	Investments

Investments in affiliated companies and joint ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company. Additionally, according to the definition of IFRS 11, agreements or companies where the parties have joint control (defined as the capacity that the paties have to take jointly-agreed decisions about the relevant activities of the entity) and have rights to the net assets of the company or the agreement are considered joint ventures.

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The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the participation in the affiliated company or joint venture. The net income or expense for each period or year corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income (expense) on investments in companies” line.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may be different from the date of the Company’s financial statements due to several administrative factors. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.c.1.

In paragraph b) of the Exhibit I are detailed the affiliated companies and joint ventures.

1.c.6)	Fixed Assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets of each cash generating unit, as defined in Note 1.c.8, does not exceed their estimated recoverable value.

ii. Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life

Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Transportation equipment	20-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

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Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and retired equipment associated with proved reserves or unproved reserves, as appropriate. Costs related to exploration permits are classified as intangible assets (see Notes 1.c.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells in evaluation for more than one year following the completion of the drilling.

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv. Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

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v. Environmental tangible assets:

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental tangible assets and the related accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.c.7)	Provisions

The Company makes a distinction between:

a)	Provisions: represent legal or assumed obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extend they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions net of the related benefits.

Except with respect to provisions for hydrocarbon wells abandonment obligations, where the timming of settlement is estimated on the basis of the work plan of the Company, and considering the estimated production of each field (and therefore its abandonment) and the provisions for pension plans, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.c.8)	Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country’s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent

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cash flows. Downstream assets are grouped into the following CGUs: Refining and Marketing, which groups the assets assigned to the refining of crude oil and marketing of such products, and Chemical, which groups the assets related to that activity.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the three-month periods ended on March 31, 2012 and 2011.

1.c.9)	Methodology for estimating recoverable amounts

The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions, permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company markets, also taking into consideration management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflect the average capital cost for each CGU. The rates used as of December 31, 2011 for the different business segments ranged between 7.68% and 14.48%.

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1.c.10)	Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive YPF’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 6 and 4 for the three-month periods ended March 31, 2012 and 2011, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 75 and 25 for the three-month periods ended March 31, 2012 and 2011, respectively.

iii. Pension Plans and other Post-retirement and Post-employment benefits

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the “Salaries and social security” account. The actuarial gains/losses arising from the remeasurment of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transfer directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the pension plans and other post-retirement and post-employment benefits, are included in Note 7.

1.c.11)	Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

–	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

–	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

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–	the amount of revenue can be measured reliably;

–	it is probable that the economic benefits associated with the transaction will flow to the Company; and

–	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees 379/01 and 502/01 of the National Government and Resolution 23 of the Ministry of Energy are satisfied, to the extend there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

Grants for Petroleum and Refining Plus Programs

Refining and Petroleum Plus Programs. Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs were temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes.

The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives of those programs have already been achieved. Considering the mentioned notes the Company has written-off the outstanding balances corresponding to these programs as of December 31, 2011, which resulted in a net loss in the comprehensive income of such year. YPF has challenged judicially the mentioned resolutions.

The mentioned grants were included in “Revenue” in the consolidated statement of comprehensive income in the period in which the conditions that gave rise to the grant were fulfilled.

1.c.12)	Recognition of revenue and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the period or year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the period or year when they become evident.

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The table below details information related to the construction contracts in progress during the three-month periods ended on March 31, 2012 and 2011.

	Revenues of the period	Costs incurred and accumulated recognized profits	Advances received	Gross amount due to customers

Contracts in progress as of March 31, 2012	163	225	39	17

Contracts in progress as of March 31, 2011	279	247	62	3

1.c.13)	Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the consolidated statement of comprehensive income for the period in which they arise.

Finance Leases

There are no finance leases as they are defined by IFRS.

1.c.14)	Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the period.

Additionally, diluted earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of ordinary shares of YPF outstanding during the period adjusted by the weighted average of ordinary shares of YPF that would be issued on the conversion of all the dilutive potential ordinary shares into YPF ordinary shares. As of the date of the issuance of these financial statements there are no instruments outstanding that imply the existence of potential ordinary shares, thus the basic earnings per share matches the diluted earnings per share.

1.c.15)	Financial liabilities

Financial liabilities (loans and account payables) are initially recognized at their fair value less the transaction costs incurred. Since the Company does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

“Accounts payable” and “Other liabilities” are recognized at their face value since their discounted value does not differ significantly from their face value.

The Company derecognizes financial liabilities when the related obligations are settled or expire.

1.c.16)	Taxes, withholdings and royalties

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Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the year ended December 31, 2011, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income.

Additionally, the Company expects that during the current year, the amounts determined as current income tax will be higher than tax on minimum presumed income and consequently the Company has not accrued any amount related to the tax on minimum presumed income.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Company is entitled and expects, to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The regime provides that when the international price exceeds the reference price of US$ 60.9 per barrel, the producer will collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

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The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the procedure for the calculation mentioned above applies to other crude derivatives and lubricants, based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

During December 2011, Law 26,732 extended the mentioned regime for 5 years, after its expiration.

1.c.17) Shareholders’ equity accounts:

Shareholders’ equity accounts have been prepared in accordance with accounting principles in effect as of the transition date. The transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations, even though such accounts would have had a different outstanding balance had IFRS been applied instead.

Capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value. The capital stock account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the adjustments to contributions account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Issuance premiums

Is the difference between the amount of the increase of subscribed capital and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of March 31, 2012, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the Company’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without an specific assignation, that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions, as referred to in above paragraphs. It includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account were positive, it might not be distributed, capitalized nor used to compensate accumulated losses, but when the net balance of these results at the end of a year or period were negative, a restriction on the distribution of retained earnings for the same amount would be imposed.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

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1.c.18) New standards issued

As of the issuance date of these financial statements, the standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that are not yet in force, either because their effective date is subsequent to the date of these consolidated financial statements, or because the Company has decided not to apply them in advance to the effective date, when allowed, are the following:

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair value measurement” which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The IFRS 13 sets out a single framework for measuring fair value when required by other IFRSs. The IFRS applies to financial or non-financial items measured at fair value.

The fair value is measured as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued an amendment to IAS 19 “Employee benefits”, which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The amendment to the IAS 19 eliminates the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans, which implies the recognition of all these differences in other comprehensive income.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements”, which is effective for fiscal years beginning on or after July 1, 2012, with early application permitted.

The amendments to IAS 1 improve the presentation of items included in the Statement of comprehensive income, classifying by nature and grouping items that may be reclassified to profit and loss section of the income statement in the subsequent periods, when conditions are met, and the items that will not be reclassified.

Adoption of the amendment to IAS 1 will not have an impact on the operating income or the financial position of the Company, implying only new revelations on the statement of comprehensive income.

As of the issuance date of these financial statements the Company is evaluating the impact that the adoption of the standards and interpretations or amendments mentioned in the previous paragraphs will have on the financial statements.

In addition to IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, which have been early applied as of the date of transition, the Company has not applied early any other standard or interpretation permitted by the IASB.

1.d) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires Management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each period and the income and expenses recognized during the period. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.c.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.c.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

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Crude oil and gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.c.8 and 1.c.9).

The Company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies may vary from Management´s estimates due to different interpretations of laws, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded.

Provisions for environmental costs

Given the nature of its operations, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Company periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental issue existing prior to December 31, 1990. The Company cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation for 6,712 as of March 31, 2012, the Company has accrued 1,230 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra and Maxus, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 3.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Company’s tax balances.

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1.e) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	March 31, 2012	December 31, 2011	January 1, 2011

Financial Assets
At amortized cost
Cash and equivalents(1)	551	886	852
Other receivables and advances(1)	1,609	1,529	1,213
Trade receivables(1)	3,246	3,337	3,191
At fair value through profit or loss
Cash and equivalents(2)	351	226	1,474

	March 31, 2012	December 31, 2011	January 1, 2011

Financial Liabilities
At amortized cost
Accounts payable(1)	9,586	11,256	7,065
Loans(3)	10,967	12,198	7,350
Provisions	534	500	655

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The results for the three-month periods ended March 31, 2012 and 2011 for these instruments are shown in “Interest on assets” account in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of period or year, as appropriate, amounted to 11,015, 12,264 and 7,423 as of March 31, 2012, December 31, 2011 and January 1, 2011, respectively.

Market Risk

The market risk to which the Company is exposed is the possibility that the valuation of the Company’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations.

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The following table provides a breakdown of the effect a variation of 5% in the prevailing exchange rates on the Company’s net income and equity, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of March 31, 2012:

	Currency appreciation (+) / depreciation (-)	March 31, 2012

Impact on net income before income tax corresponding to financial assets and liabilities	+5%	214
	-5%	(214)
Impact on Shareholders’ and equity	+5%	(335)
	-5%	335

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of March 31, 2012 include negotiable obligations, pre-financing of exports and importś financing arrangements, local bank credit lines and financial loans with local and international financial institutions. As of March 31, 2012, approximately 63% (4,312) of such financial liabilities is denominated in U.S. dollars and the rest in Argentine pesos and other foreign currency. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Long-term financial liabilities include negotiable obligations, imports financing arrangements and financial loans with local and international financial institutions.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed. Consideration that, and after the process which concluded with the change of shareholders mentioned in Note 4, the Company is now focused in rebuilding the maturity of its debt, in order to facilitate the day to day operation and to allow the proper assumption of planned investments.

The Company does not use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of March 31, 2012 that accrue interest considering the applicable rate:

	March 31, 2012

	Financial Assets(1)	Financial Liabilities(2)

Fixed interest rate	97	7,101
Variable interest rate	325	3,866

Total	422	10,967

(1)	Includes only short-term investments. Does not include trade receivables which book value does not differ significantly from fair value, and mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which book value does not differ significantly from fair value, and mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 303 accrue variable interest of BADLAR plus 2.60%, and 3,563 accrues variable interest of LIBOR plus a spread between 3.35% and 4.50%.

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In addition, as of March 31, 2012, approximately 36% of the Company’s financial liabilities were agreed with local financial institutions subject, among others, to risk and regulations of the Argentine market, and approximately 64% were agreed with international financial institutions.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	March 31, 2012

Impact on the net income after income tax	+100	(6)
	-100	6

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.c.16 and 11.b, which consequently limits the effects of short-term price volatility in the international market.

As of March 31, 2012 and December 31, 2011, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each period. As of March 31, 2012 the availability of liquidity reached 1,262, considering cash for 480, other liquid financial assets for 422 and bank financing and available credit lines for 360. Additionally, YPF has the ability to issue debt under the negotiable obligations global program approved by the Shareholders meeting in 2008 (see Note 2.i).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is focused in structuring more efficiently the maturity of its debt, in order to facilitate the day to day operations and to allow the proper assumption of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of March 31, 2012:

	March 31, 2012

	Maturity date

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total

Financial Liabilities
Accounts payable(1)	9,527	36	—	—	—	23	9,586
Loans	6,853	2,166	572	497	434	445	10,967
Provisions	264	164	79	27	—	—	534

(1)	The amounts shown are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

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The major part of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of it, which totaled 10,967 as of March 31, 2012, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 25% of the financial debt as of March 31, 2012 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. Since the Expropriation Law was enacted, the Company has received a payment order by Repsol YPF Tesorería y Gestión Financiera S.A. (a company controlled by Repsol) in relation to a financial loan of US$ 125 million, which was duly settled and clarifying that YPF does not share the interpretation nor application of the provisions relied on by the creditor and that the payment was made giving priority to the global interests of YPF, although the lender has not complied with the formalities required for notices given under the agreement. In addition, the Company has recently repurchased, without being obliged to, approximately US$ 79 million corresponding to the bond with maturity in 2028. Moreover, the Company has obtained formal waivers by financial creditors totaling US$ 296 million. Consequently, approximately US$ 866 million of our debt is subject to acceleration clauses as of the date of issuance of these financial statements (US$ 1,680 million as of March 31, 2012). Regarding the amount above mentioned, as of the date of issuance of these financial statements, Management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment is required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company’s operating cash flows and available credit lines. In this way, the total debt subject to this type of clauses will be reclassified to current liabilities in the Company’s next financial statements, if the Management does not obtain the waivers above mentioned.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Company.

Credit risk in the Company is measured and controlled on an individual customer basis. The Company has its own systems to conduct a permanent evaluation of credit performance of all of its debtors and customers, and the determination of risk limits with respect to customers, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information regarding its clients. As of the date of these financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

–	The aging of the receivable;
–	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

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The maximum exposure to credit risk of the Company based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, as of March 31, 2012, is set forth below:

Maximum exposure as of March 31, 2012

Cash and equivalents	902
Other financial assets	4,855

Following is the breakdown of the financial assets past due as of March 31, 2012. At such date, the provision for doubtful trade receivables amounted to 467 and the provisions for other doubtful receivables amounted to 24. These allowances are the Company’s best estimate of the incurred losses in relation with accounts receivables.

	Current trade receivable	Other current receivables and advances

Less than three months past due	495	119
Between three and six months past due	9	40
More than six months past due	388	44

	892	203

Guarantee Policy

As collateral of the credit limits granted to customers, YPF has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established mortgages prevail. For foreign customers prevail the joint and several bonds from their parent companies. In the industry and transport market, bank guarantees prevail. With a lower presence, YPF also has other guarantees obtained as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Company has effective guarantees granted by third parties for a total amount of 1,858 as of March 31, 2012.

During the three-month period ended March 31, 2012, YPF executed guarantees received for an amount of 1. During 2011, YPF executed guarantees received for an amount of 6.

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2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of March 31, 2012 and Comparative Information

2.a) Cash and equivalents:

	March 31, 2012	December 31, 2011	January 1, 2011

Cash	480	777	518
Short-term investments	71	109	334
Financial assets at fair value through profit or loss	351	226	1,474

	902	1,112	2,326

2.b) Trade receivables:

	March 31, 2012		December 31, 2011		January 1, 2011

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current

Accounts receivable	27	2,979	22	3,046	28	3,135
Related parties (Note 6)	—	707	—	723	—	493
Provision for doubtful trade receivables	—	(467)	—	(454)	—	(465)

	27	3,219	22	3,315	28	3,163

Changes in the provision for doubtful trade receivables

	Current provision for doubtful trade receivables

	For the three-month period ended March 31, 2012	For the three-month period ended March 31, 2011	For the year ended December 31, 2011

Amounts at beginning of year	454	465	465
Increases charged to expenses	13	33	63
Decreases charged to income	(4)	(7)	(73)
Amounts incurred	—	—	(6)
Traslation differences	4	2	5
Reclassifications and others	—	—	—

Amounts at end of period/year	467	493	454

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2.c) Other receivables and advances:

	March 31, 2012		December 31, 2011		January 1, 2011

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current

Trade	—	187	—	227	—	178
Tax credit, export rebates and production incentives	14	834	9	1,022	813	1,582
Trust contributions – Obra Sur	97	17	98	21	115	13
Related parties (Note 6)	299	322	291	185	256	163
Loans to clients	97	30	56	32	70	25
Collateral deposits	15	232	40	176	101	164
Prepaid expenses	26	274	22	274	27	161
Advances and loans to employees	1	112	—	104	-	50
Advances to suppliers	—	379	—	344	—	242
Receivables with partners in joint operations	263	64	278	56	94	—
Miscellaneous	57	414	97	440	94	271

	869	2,865	891	2,881	1,570	2,849

Provision for other doubtful accounts	—	(95)	—	(93)	—	(93)
Provision for valuation of other receivables to their estimated realizable value	(8)	—	(9)	—	(16)	—

	861	2,770	882	2,788	1,554	2,756

Changes in the provisions of other receivables and advances

	For the three-month period ended March 31, 2012		For the three-month period ended March 31, 2011		For the year ended December 31, 2011

	Provision for valuation of other receivables to their estimated realizable value	Provision for other doubtful accounts	Provision for valuation of other receivables to their estimated realizable value	Provision for other doubtful accounts	Provision for valuation of other receivables to their estimated realizable value	Provision for other doubtful accounts

Amounts at beginning of year	9	93	16	93	16	93
Increases charged to expenses	—	2	—	—	—	—
Decreases charged to income	—	—	—	—	—	—
Amounts incurred	(1)	—	—	—	(7)	—
Traslation differences	—	—	—	—	—	—
Reclassifications and others	—	—	—	—	—	—

Amounts at end of period/year	8	95	16	93	9	93

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2.d)	Inventories

	Cost	Provision for reduction in value	Net

As of March 31, 2012
Refined products	3,466	—	3,466
Crude oil and natural gas	2,006	—	2,006
Products in process	68	—	68
Construction works in progress	227	—	227
Raw materials and packaging materials	338	—	338

	6,105	—	6,105
As of December 31, 2011
Refined products	3,608	—	3,608
Crude oil and natural gas	1,733	—	1,733
Products in process	68	—	68
Construction works in progress	256	—	256
Raw materials and packaging materials	341	—	341

	6,006	—	6,006
As of January 1, 2011
Refined products	2,256	—	2,256
Crude oil and natural gas	1,112	—	1,112
Products in process	70	—	70
Construction works in progress	32	—	32
Raw materials and packaging materials	278	—	278

	3,748	—	3,748

2.e)	Investments in companies:

	March 31, 2012	December 31, 2011	January 1, 2011

Investments in companies (Exhibit I)	1,934	2,070	1,919
Provision for reduction in value of investments in companies	(33)	(57)	(80)

	1,901	2,013	1,839

2.f)	Composition and evolution of intangible assets

	March 31, 2012	December 31, 2011	January 1, 2011

Net book value of intangible assets	1,345	1,300	927

	1,345	1,300	927

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	2012

	Cost

	Amounts at beginning of year	Increases	Traslation effect	Net decreases, reclassifications and transfers	Amounts at the end of period

Service concessions	2,344	7	45	—	2,396
Exploration rights	345	23	3	(4)	367
Other intangibles	1,035	10	130	—	1,175
Total 2012	3,724	40	178	(4)	3,938
Total 2011	3,128	38	57	(10)	3,213

	2012							2011

	Amortization

	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Traslation effect	Accumulated at the end of year	Net book value 03-31	Net book value 03-31	Net book value 12-31	Net book value 01-01

Service concessions	1,540	—	4-5%	15	27	1,582	814	662	804	669
Exploration rights	—	—	—	—	—	—	367	195	345	154
Other intangibles	884	—	7-33%	16	111	1,011	164	101	151	104

Total 2012	2,424	—		31	138	2,593	1,345

Total 2011	2,201	—		14	40	2,255		958	1,300	927

The Company does not have intangible assets with indefinite useful lives as of March 31, 2012, and March 31, December 31 and January 1, 2011.

2.g) Composition and evolution of fixed assets

	March 31, 2012	December 31, 2011	January 1, 2011

Net book value of fixed assets	44,938	43,911	34,893
Provision for obsolescence of materials and equipments	(124)	(123)	(115)
Provision for improductive exploratory drilling	—	—	(3)

	44,814	43,788	34,775

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	2012

	Cost

Main account	Amounts at beginning of year	Increases	Traslation effect	Net decreases, reclassifications and transfers	Amounts at the end of period

Land and buildings	4,275	10	70	30	4,385
Mineral property, wells and related equipment	99,032	—	1,893	678	101,603
Refinery equipment and petrochemical plants	13,864	—	244	121	14,229
Transportation equipment	769	4	13	—	786
Materials and equipment in warehouse	2,076	531	19	(341)	2,285
Drilling and work in progress	9,418	1,380	151	(578)	10,371
Exploratory drilling in progress(4)	419	198	8	(43)	582
Furniture, fixtures and installations	1,303	1	22	2	1,328
Selling equipment	2,227	—	39	13	2,279
Other property	2,501	8	42	(89)	2,462

Total 2012	135,884	2,132	2,501	(207) (1)	140,310

Total 2011	113,648	1,816	2,219	(152) (1)	117,531

	2012									2011

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Traslation effect	Accumulated at the end of year	Net book value 03-31		Net book value 03-31		Net book value 12-31		Net book value 01-01

Land and buildings	1,729	1		2%	22	26	1,778	2,607		2,451		2,546		2,442
Mineral property, wells and related equipment	75,254	—		(2)	1,523	1.323	78,100	23,503	(3)	20,195	(3)	23,778	(3)	20,114	(3)
Refinery equipment and petrochemical plants	10,112	—		4-5%	170	177	10,459	3,770		3,624		3,752		3,563
Transportation equipment	574	(2)		4-5%	12	10	594	192		177		195		125
Materials and equipment in warehouse	—	—		—	—	—	—	2,285		1,537		2,076		1,412
Drilling and work in progress	—	—		—	—	—	—	10,371		5,763		9,418		5,510
Exploratory drilling in progress(4)	—	—		—	—	—	—	582		313		419		253
Furniture, fixtures and installations	1,104	—		10%	24	18	1,146	182		261		199		209
Selling equipment	1,766	—		10%	21	31	1,818	461		369		461		307
Other property	1,434	—		10%	18	25	1,477	985		909		1,067		958

Total 2012	91,973	(1)	(1)		1,790	1,610	95,372	44,938

Total 2011	78,755	(6)	(1)		1,597	1,586	81,932			35,599		43,911		34,893

(1)	Includes 1 and 5 of net book value charged to fixed assets provisions for the three-month periods ended March 31, 2012 and 2011, respectively.
(2)	Depreciation has been calculated according to the unit of production method. (Note 1.c.6).
(3)	Includes 1,569, 1,109, 1,601 and 1,129 of mineral property as of March 31, 2012, March 31, December 31 and January 1, 2011, respectively.
(4)	As of March 31, 2012, there are 32 exploratory wells in progress. During the three-month period ended on such date, 5 wells were drilled, 2 wells were charged to exploratory expenses and none was transfer to proved properties which are included in the account Mineral property, wells and related equipment.

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As described in Note 1.c.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the three-month periods ended as of March 31, 2012 and 2011 the annual average rate of capitalization were 7.16% and 6.07% and the capitalized amount were 61 and 24, respectively, for the periods mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month periods ended as of March 31, 2012 and 2011 and for the year ended as of December 31, 2011:

	For the three-month period ended March 31, 2012	For the three-month period ended March 31, 2011	For the year ended December 31, 2011

Amounts a beginning of year	123	115	115
Increases charged to expenses	—	—	21
Decreases charged to income	—	—	—
Amounts incurred	(1)	(5)	(26)
Traslations differences	2	3	13
Reclassifications and others	—	3	—

Amounts at end of period/year	124	116	123

2.h)	Accounts payable:

	March 31, 2012		December 31, 2011		January 1, 2011

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current

Trade	33	7,593	33	9,064	33	5,996
Related parties (Note 6)	—	637	—	430	—	372
Investments in companies with negative shareholders’ equity	—	—	—	—	—	5
Extension of Concessions – Province of Mendoza	—	341	—	451	—	—
From joint ventures and other agreements	—	639	—	714	—	409
Miscellaneous	296	317	293	536	143	193

	329	9,527	326	11,195	176	6,975

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2.i)	Loans:

			March 31, 2012		December 31, 2011				January 1, 2011

	Interest rate(1)	Principal maturity	Noncurrent	Current	Noncurrent		Current		Noncurrent		Current

Negotiable Obligations	4.00-18.37%	2012-2028	384	627	678		313		626		361
Related parties (Note 6)	3.82%	2013	547	—	538		—		97		458
Other financial debts	1.40-27.00%	2012-2017	3,183(3)	6,226(3)	3,219	(3)	7,450	(3)	798	(3)	5,010	(3)

			4,114	6,853	4,435		7,763		1,521		5,829

(1)	Annual interest rate as of March 31, 2012.
(2)	Disclosed net of 55, 75 and 52, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of March 31, 2012, December 31 and January 1, 2011, respectively.
(3)	Includes approximately 7,158 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 1.40% and 7.74%.

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)							Book Value

M.T.N. Program		Issuance					March 31, 2012		December 31, 2011		January 1, 2011

Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current

1997	US$ 1,000	1998	US$ 100	10.00%		2028	384	18	377	7	348	7
2008	US$ 1,000	2009	$ 205	—		—	—	—	—	—	—	205
2008	US$ 1,000	2010	$ 143	—		—	—	—	—	—	—	144
2008	US$ 1,000	2010	US$ 70	4.00%		2013	—	307	301	5	278	5
2008	US$ 1,000	2011	$ 300	18.37%	(2)	2012	—	302	—	301	—	—

							384	627	678	313	626	361

(1)	Annual interest rate as of March 31, 2012.
(2)	Accrues interest at a variable interest rate of BADLAR plus 2.60%.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.e) Financial risk management.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina.

Under the mentioned program, on September 24, 2009, the Company issued the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. On March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. As of March 31, 2012, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of Negotiable Obligations previously mentioned, and Negotiable Obligations “Class I and II” have been fully paid. Additionally, within the previously mentioned program on June 21, 2011, the Company issued Negotiable Obligations “Class V” at variable rate, with final maturity in 2012, for an amount of 300 million of Argentine pesos. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

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2.j) Provisions:

	Provisions

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent	Current

Amounts as of December 31, 2011	143	14	2,167	118	567	581		6,329	252
Increases charged to expenses	1	—	240	23	196	—		113	5
Decrease charged to income	—	—	(17)	—	(1)	—		—	—
Decrease from payments	(3)	—	(3)	(61)	(55)	(68)		—	(47)
Traslations differences	3	1	30	1	5	5		60	—
Reclassifications and others	—	—	(46)	46	(50)	50		(47)	47

Amounts as of March 31, 2012	144	15	2,371	127	662 (2)	568	(3)	6,455	257

	Provisions

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent	Current

Amounts as of January 1, 2011	130	17	2,186	95	543	503		5,228	243
Increases charged to expenses	4	—	133	4	10	5		97	—
Decrease charged to income	—	—	(77)	—	—	—		—	—
Decrease from payments	(6)	(1)	(15)	—	(56)	(35)		—	(43)
Traslations differences	2	1	32	2	6	4		56	2
Reclassifications and others	—	—	—	—	(17)	17		29	(29)

Amounts as of March 31, 2011	130	17	2,259	101	486 (2)	494	(3)	5,410	173

	Provisions

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations

	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent		Current

Amounts as of January 1, 2011	130	17	2,186	95	543	503		5,228		243
Increases charged to expenses	18	—	459	26	247	122		165		224
Decrease charged to income	—	—	—	—	—	—		—
Decrease from payments	(18)	(5)	(579)	(3)	(175)	(122)		—		(224)
Traslations differences	13	2	101	—	29	1		241		9
Reclassifications and others	—	—	—	—	(77)	77		695	(1)	—

Amounts as of December 31, 2011	143	14	2,167	118	567 (2)	581	(3)	6,329		252

(1)	Correspond to the annual revision of hydrocarbons well abandonment costs, which has counterpart in fixed assets.
(2)	Include provisions for environmental liabilities of YPF Holdings Inc. for 341, 277 and 346, as of March 31, 2012, March 31, 2011 and December 31, 2011.
(3)	Include provisions for environmental liabilities of YPF Holdings Inc. for 264, 222 and 278, as of March 31, 2012, March 31, 2011 and December 31, 2011.

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2.k)	Revenues, cost of sales and expenses

For the three-month periods ended March 31, 2012 and 2011

Revenues

	Three-month periods ended March 31,

	2012	2011

Sales	15,202	12,700
Revenues from construction contracts	163	279
Turnover tax	(515)	(363)

	14,850	12,616

Cost of sales

	2012	2011

Inventories at beginning of year	6,006	3,748
Purchases for the period	3,260	3,651
Production costs	7,153	5,572
Traslation effect	100	80
Inventories at end of period	(6,105)	(4,630)

Cost of sales	10,414	8,421

Expenses

	Three-month periods ended March 31,

	2012							2011

	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total

Salaries and social security taxes	695	162		98	14	969		744
Fees and compensation for services	77	160	(2)	20	3	260		165
Other personnel expenses	182	30		9	4	225		177
Taxes, charges and contributions	127	9		416	—	552	(1)	757	(1)
Royalties and easements	1,044	—		3	7	1,054		845
Insurance	55	1		10	—	66		35
Rental of real estate and equipment	288	3		32	—	323		204
Survey expenses	—	—		—	14	14		4
Depreciation of fixed assets	1,732	24		33	1	1,790		1,597
Amortization of intangible assets	30	—		1	—	31		14
Industrial inputs, consumable materials and supplies	288	1		22	5	316		243
Operation services and other service contracts	650	25		60	—	735		665
Preservation, repair and maintenance	1,151	14		26	17	1,208		786
Contractual commitments	35	—		—	—	35		32
Unproductive exploratory drillings	—	—		—	18	18		19
Transportation, products and charges	419	—		430	—	849		620
Provision for doubtful trade receivables	—	—		9	—	9		19
Publicity and advertising expenses	—	22		22	—	44		49
Fuel, gas, energy and miscellaneous	380	28		37	31	476		335

Total 2012	7,153	479		1,228	114	8,974

Total 2011	5,572	385		1,296	57			7,310

(1)	Include approximately 292 and 491 corresponding to hydrocarbon export withholdings for the three- month periods ended March 31, 2012 and 2011, respectively.
(2)	Includes 4 of Directors and Statutory Auditor’s fees.

The expense recognized in the statement of income related to research and development activities during the three-month periods ended March 31, 2012 y 2011 amounted to 8 and 7, respectively.

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3.	PROVISIONS FOR PENDING LAWSUITS, CLAMIS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Company, could significantly exceed the recorded provisions.

Additionally, the Company is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

The most significant pending lawsuits and contingencies provisioned are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas

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industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07 and the commitments undertaken by natural gas producers under the Agreement 2007-2011, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that YPF considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur S.A.(“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties submitted the corresponding arguments closing the evidence production period previously mentioned. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. On April 29 and 24, 2012, AESU and Sulgas presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and resolved that the evidence would be accepted if the Tribunal considered it necessary.

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Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. During September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above. In addition, Nación Fideicomisos S.A. had initiated a claim against YPF in relation to payments for natural gas transportation services. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, Nación Fideicomisos S.A. filed a complaint against YPF, under art. 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN) and rejecting the claim based on the theory of legal impossibility. On April 12, 2012, ENARGAS resolved in favor of Nación Fideicomisos S.A. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Companhía de Gás do Estado do Río Grande do Sul (“Sulgas”)/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

As of March 31, 2012, the Company has provisioned costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the

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scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition, other 36 judicial claims related to similar matters have been brought against YPF amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 6,712 as of March 31, 2012, the Company has provisioned 1,230 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Within mentioned in the preceding paragraphs, laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

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In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

The most significant contingencies recorded by the controlled company YPF Holdings Inc. are described in the following paragraphs. YPF Holdings Inc.’s Management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has provisioned approximately 59 in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of March 31, 2012, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete.

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

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In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of the date of issuance of these consolidated financial statements, the parties have not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 900 million to US$ 2,300 million and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the 2007 AOC, submitted comments on the legal and technical defects of the draft FFS to EPA. In light of these comments, EPA decided to initiate its review and informed that a revised remedy proposal will be forthcoming during the second semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and is expected to be completed by the end of 2012. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of US$ 80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. YPF Holdings Inc. originally provisioned US$ 80 million with respect to this matter. As of March 31, 2012, US$ 52 million has been contributed to the fund. During 2010, the Company issued, with EPA approval, US$ 20 million in letters of credit to provide assurance, rather than paying additional funds into the trust. A final payment of US$ 8 million to the fund is expected to be made in September 2012 in order to complete the amount of US$ 80 million established by the signed agreement. The total amount of required financial assurance may be increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC. Construction of the facilities required for the agreed

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works were completed in the first quarter of 2012, dredging and de-watering activities were completed in the second quarter of 2012. During the removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. The removal action is expected to be completed by the end of the third quarter of 2012. However, as of the date of issuance of these consolidated financial statements, it is not possible to make any prediction regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of March 31, 2012, there is a total amount of 390 provisioned comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently provisioned.

Passaic River – Mile 10.9 – Removal Action. In February 2012, the EPA issued to the CPG a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD dioxin, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. In connection with this AOC RM 10.9, the EPA is asking the CPG that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. The CPG’s technical consultants are negotiating a Scope of Work with the EPA and the CPG internally has retained an allocation consultant to assist in developing a proposed plan for allocation of the cost of the AOC RM 10.9. Tierra currently does not have sufficient information regarding either the Scope of Work or the cost allocation to estimate with any degree of certainty what would be Tierra’s financial responsibility under the AOC RM 10.9. During april the CPG agreed that the costs of consultants previously mentioned will be distributed on per capita basis among the 72 parties of the CPG. On June 18, 2012, the EPA announced that it had signed an AOC RM 10.9 with 70 parties. Occidental, Maxus and Tierra declined to sign such AOC. After the parties of the CPG voted the amendment to the agreement, the parties gave to Maxus the choice of either: i) pariticipate in the removal action at an interim allocated share of 41.1%; ii) terminate his participation in the CPG. Maxus decided to terminate his participation in the CPG. The EPA has asked YPF Holdings to state its position regarding its involvement in the remediation (to cooperate in it). One cooperation alternative expected by EPA would be that Maxus affronts the cost of maintaining the dewatering facility currently in place in the remediation pursuant to the 2008 AOC. Occidental, Maxus and Tierra resigned to the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. Based on the information available to the Company as of the issuance date of these financial statements, considering the results of the studies and discoveries to be produced, the existence of 72 parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external and internal counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this litigation by YPF Holdings Inc.

New Jersey – Litigation with DEP. In December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and several other companies, besides to Occidental, alleging a contamination supposedly related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints.

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Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and Tierra have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and Tierra have the right to appeal such decision.

As of March 31, 2012, DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

Based on the information available to the Company, including the amount of time remaining before trial, the involvement of more than 300 parties, the results of discovery and the opinion of internal and external counsel, it is not possible to estimate a reasonable loss or range of losses on these outstanding matters. Therefore, no amounts have been provisioned for this litigation by YPF Holdings Inc.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

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The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP in February 2012 for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule and is awaiting DEP’s comments.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG at an allocated share of 16.6%. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company site.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

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As of March 31, 2012, there are approximately 40 provisioned in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of March 31, 2012, YPF Holdings Inc. has provisioned a total of 62 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. This Consent Decree, when signed, will incorporate by reference the Final Damage Assessment and Restoration Plan/Environmental Assessment which specifies the restoration projects to be implemented. The Consent Decree is expected to be signed in the second quarter of 2012. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of March 31, 2012, YPF Holdings Inc. has provisioned 18 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RIFS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments. Exposure of Maxus at the site appears linked to the period 1966-1973, although there is some controversy about it.

Preliminary Works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 10 as of March 31, 2012 for its estimated share of the costs of the RIFS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS.

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The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group expects to sign a Consent Decree in the second quarter of 2012 and commence the required remediation work in mid-2012. As of March 31, 2012 YPF Holdings has provisioned 6 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of March 31, 2012, YPF Holdings Inc. has provisioned approximately 1 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of March 31, 2012, YPF Holdings Inc. has provisioned 13 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.3 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of March 31, 2012 YPF Holdings Inc. has provisioned approximately 1 in respect to these matters.

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In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs. Is still pending the obligation to pay some future costs. As of March 31, 2012, YPF Holdings Inc. has provisioned 17 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation in excess of US$ 159 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Maxus and two parties have made an offer to the plaintiffs by an amount of US$ 15 million. Such offer was rejected by the plaintiffs. YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter. The case is currently in the discovery phase and is expected to go to trial in the first quarter of 2013.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been provisioned based on the best information available as of the date of the issuance of these financial statements.

4.	CAPITAL STOCK

The Company’s subscribed capital as of March 31, 2012, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2012, Repsol, S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding.

As of March 31, 2012, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

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Decree No. 530/12 of the National Executive Power (the “Decree”), established the temporary intervention of the Company for a period of thirty (30) days (which was extended up to the Shareholders’ meeting on June 4, 2012, by the Decree No. 732/12) with the aim of securing the continuity of its business, the preservation of its assets and capital, fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the legislative initiative undertaken by said Executive Power were reached. Additionally, such Decree suspended the attributions of the Board of Directors, and consequently its Audit Committee, which were assumed by the Intervenor named by the Argentine Government (the “Intervenor”).

Law No. 26,741 enacted on May 4, 2012, changed the Company’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of the Company owned by Repsol, its controlled or controlling entities, representing the 51% of the Company’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared a national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The expropriated shares will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

On May 7, 2012, pursuant to Resolution 16,808 of CNV, a General Ordinary and Special Shareholders meeting was called on June 4, 2012. This meeting approved: (i) the removal of Class A and Class D Directors and members of the Statutory Audit Committee; (ii) determination of the number of Directors and members of the Statutory Audit Committee in 17 and 3, respectively; (iii) election of Class A and Class D Directors and members of the Statutory Audit Committee; and (iv) determination of the term of their designation.

On June 4, 2012, the Ordinary Shareholders’ meeting named the new Board of Directors of the Company, consequently the period of intervention of the Company was concluded.

On March 21, 2012, the Board of Director’s meeting in force at such date had agreed the following proposals to the shareholders of YPF: (i) to transfer the amount of 1,057, which is currently included in the Reserve for future dividends, which has not been used, to Unappropriated retained earnings; (ii) to carry out a capital increase in the amount of 5,789; (iii) to assign the amount of 299 to meet the restriction imposed by the CNV regulation concerning the distribution of profits in connection with deferred negative earnings; and (iv) to assign the amount of 265, which represents 5% of the fiscal year net income, to partially meet the increase in the legal reserve which will be required when such capital increase is carried out. In spite of the previously mentioned, the Board of Directors’ meeting dated June 15, 2012, stated that, in relation to the proposal of appropriation of earnings made by the Board of Directors in force prior to the enactment of Law 26,741, the Board of Directors in its present composition and taking into consideration the Company’s interest considers that such proposal did not adjust to the current Company’s conditions after the enactment of the mentioned Law.

On April 23, 2012, the Intervenor decided to suspend, until further notice, the call notice for the General Ordinary Shareholders’ Meeting of YPF S.A. to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. On June 15, 2012, the Board of Directors decided to finalize with the suspension of the call notice for the General Ordinary Shareholders’ meeting of April 25, 2012, established by the Intervenor according to the attributions assigned by the Decree No. 530/2012 of the National Executive Power, providing a new call notice for July 17, 2012.

On July 17, 2012, the General Shareholders’ meeting was held, and decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2011: (i) the reversal of the Reserve for future dividends in an amount of 1,057 and its appropriation to Retained earnings, in addition to the net income of the year, accumulating a total amount of 6,353; (ii) to appropriate the amount of 299 to meet the restriction imposed by the CNV regulation concerning the distribution of profits in connection with deferred negative earnings, which will be affected in accordance with the accounting principles; (iii) to assign the amount of 5,751 to constitute a reserve for investment in accordance with the art. 70, third paragraph of the Law No. 19.550 of Argentine Corporations and its modifications; and (iv) the appropriation to a reserve for future dividends in an amount of 303, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year.

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5.	INVESTMENTS IN COMPANIES AND JOINT VENTURES

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of March 31, 2012, December 31, 2011 and January 1, 2011:

	March 31, 2012	December 31, 2011	January 1, 2011

Amount of investments in affiliated companies valued using the equity method	632	637	605
Amount of investments valued at cost	12	13	12

Sub-Total participations affiliated companies	644	650	617

Amount of investments in joint ventures valued using the equity method	1.290	1.420	1.302

Sub-Total participations in joint ventures	1.290	1.420	1.302

Provision for reduction in value of holdings in companies	(33)	(57)	(80)

	1.901	2.013	1.839

The main changes that affect the amount of the investments previously mentioned, during the three-month periods ended as of March 31, 2012 and 2011 and the year ended as of December 31, 2011, are the following:

	For the three- month period ended as of March 31, 2012	For the three- month period ended as of March 31, 2011	For the year ended as of December 31, 2011

Amount at the beginning of year	2.013	1.839	1.839
Acquisitions and contributions	—	—	2
Disinvestment	—	—	—
Result of investments valued using the equity method	3	131	685
Dividends	(130)	(86)	(602)
Traslation difference	17	3	89
Other	(2)	—	—

Amount at the end of period/year	1.901	1.887	2.013

Exhibit I.b provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies of the Company, calculated according to the interest held by the Company in such companies, for the three-month periods ended as of March 31, 2012 and 2011 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies		Joint ventures

	As of March 31, 2012	As of March 31, 2011	As of March 31, 2012	As of March 31, 2011

Net income (expense)	16	19	(13)	112
Other comprehensive income	1	1	17	2

Comprehensive income for the period	17	20	4	114

Additionally, as mentioned in Note 1.a), the Company participates as of March 31, 2012 in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in joint operations have been calculated based upon the latest available financial statements as of the end of each period, taking into consideration significant subsequent events and transactions as well as information available to the Company’s management. In Exhibit II is included a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

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The following table shows the main magnitudes from the Joint operations in which the Company participates, for the three-month periods ended as of March 31, 2012 and 2011:

	Joint Ventures

	As of March 31, 2012	As of March 31, 2011

Production cost and financial income (expense)	(614)	(431)
Other comprehensive income	23	11

Comprehensive income of the period	(591)	(420)

6.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

As mentioned in Note 4, on May 3, 2012, Law No. 26,741, was passed by the Argentine Congress, which was reglamented by Decree No. 660 of the National Executive Power. Among other matters this Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. Consequently, and noting that the indicated operation occurred subsequent to March 31, 2012, the information detailed in the tables below show the balances and transactions with related parties that met this condition as of the end of the mentioned period.

The principal outstanding balances as of March 31, 2012, December 31, 2011 and January 1, 2011 from transactions with related parties that met such condition as of the indicated dates are as follows:

	As of March 31, 2012					As of December 31, 2011

	Trade receivables	Other receivables and advances		Accounts payable	Loans	Trade receivables	Other receivables and advances		Accounts payable	Loans

	Current	Current	Noncurrent	Current	Noncurrent	Current	Current	Noncurrent	Current	Noncurrent

Joint ventures:	511	154	—	38	—	561	25	—	158	—

Affiliated companies:	136	—	299	52	—	104	—	291	48	—

Main shareholders and other related parties under their control:	60	168	—	547	547	58	160	—	224	538

	707	322	299	637	547	723	185	291	430	538

	As of January 1, 2011

	Trade receivables	Other receivables and advances		Accounts payable	Loans

	Current	Current	Noncurrent	Current	Current	Noncurrent

Joint ventures:	382	21	—	101	—	—

Affiliated companies:	50	1	256	46	—	—

Main shareholders and other related parties under their control:	61	141	—	225	458	97

	493	163	256	372	458	97

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The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with the companies that met such condition at such dates and for the three-month periods ended as of March 31, 2012 and 2011, include the following:

	2012			2011

	Sales	Purchases and servicies	Interest and commissions earned (lost), net	Sales	Purchases and servicies	Loans obtained (paid), net	Interest and commissions earned (lost), net

Joint ventures:	691	85	—	506	107	—	—

Affiliated companies:	96	70	—	60	47	—	—

Main shareholders and other related parties under their control:
	94	387	(7)	131	30	(199)	(9)

	881	542	(7)	697	184	(199)	(9)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and principal managers (managers with executive functions appointed by the Board of Directors), for the three-month periods ended March 31, 2012 and 2011:

	For the three-month period ended March 31,

	2012(1)	2011(1)

Employee benefits (short-term)	27	28
Post-retirement benefits	1	1

	28	29

(1)	Includes the compensation for the Company’s key management personnel which developed their functions during the mentioned periods.

7.	BENEFIT PLANS AND OTHER SIMILAR OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2011.

Defined-benefit obligations

	As of March 31, 2012	As of December 31, 2011	As of January 1, 2011

Net present value of obligations	144	143	130
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	144	143	130

Changes in the fair value of the defined-benefit obligations

	For the three- month period ended March 31, 2012	For the year ended December 31, 2011

Liabilities at the beginning of the year	143	130
Translation differences	3	13
Service cost	—	—
Interest cost	1	6
Actuarial losses (gains)	—	12
Benefits paid, settlements and amendments	(3)	(18)

Benefits paid, settlements and amendments	144	143

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Changes in the fair value of the plan assets

	For the three-month period ended March 31, 2012	For the year ended December 31, 2011
Fair value of assets at the beginning of the year	—	—
Employer and employees contributions	3	18
Benefits paid and settlements	(3)	(18)

Fair value of assets at the end of period or the year	—	—

Amounts recognized in the Statement of Income
(Expense) Income

For the three-month period ended March 31, 2012

Service cost	—
Interest cost	(1)
Gains (Losses) on settlements and amendments	—

Total recognized as (expense)	(1)

Actuarial assumptions

	2012	2011

Discount rate	3.4 – 3.7%	3.4% – 3.7%
Expected return on assets	N/A	N/A
Expected increase on salaries	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits

	Pension Benefits	Gross Benefits Payments

Expected employer’s contributions during 2012	2	12
Estimated future benefit payments are as follows:
2012	2	12
2013	2	12
2014	2	12
2015	1	11
2016 – 2021	7	57

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8.	OPERATING LEASES

As of March 31, 2012, the principal contracts related to operating leases include:

•	Leasing of production equipment used in fields and equipment for natural gas compression, whose contracts have an average duration of 3 years with an option to renew for an additional year and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use);

•	Leasing of vessels and barges for the transportation of hydrocarbons, whose contracts have an average duration of 5 years and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use);

•	Leasing of land for the installation and operation of service stations, whose contracts have an average duration of approximately 10 years and for which contingent payments are calculated based on a rate per unit of estimated sales of fuel.

Expenses recognized for the three-month periods ended March 31, 2012 and 2011 related to operating leases amounted to approximately 480 and 410, respectively; corresponding 225 and 231 to minimum payments and 255 and 179 to contingent rent.

As of March 31, 2012, the estimated future payments related to these contracts are:

	Within 1 year	From 2 to 5 years	Over 6 years

Estimated future payments	905	584	93

9.	EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares. As a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	Three-month period ended March 31,

	2012	2011

Net income (millions of Argentine pesos)	1,294	1,596
Average number of shares outstanding	393,312,793	393,312,793
Basic earnings and diluted earnings per share (pesos per share)	3.29	4.06

Basic and diluted earnings per share are calculated as shown in Note 1.c.14.

10.	INCOME TAX

Income tax expense accrued for the three-month periods ended March 31, 2012 and 2011, according to the criteria described in Note 1.c.16 of accounting policies, is the following:

	Three-month period ended March 31,

	2012	2011

Current income tax for the period	(908)	(875)
Deferred income tax for the period	(145)	(135)

	(1,053)	(1,010)

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The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the three-month periods ended March 31, 2012 and 2011, respectively, is as follows:

	Three-month period ended March 31,

	2012	2011

Net income before income tax	2,347	2,606
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(821)	(912)

Effect of the valuation of fixed assets and intangible assets measured in functional currancy	(320)	(214)
Income from investments in companies	1	46
Non-taxable income – Law No. 19,640 (Tierra del Fuego)	13	14
Tax loss carry forwards	(76)	(47)
Miscellaneous	150	103

Income tax expense	(1,053)	(1,010)

The Company did not recognize deferred income tax assets amounting to 2,016, 2,030 and 1,688 as of March 31, 2012, December 31, 2011 and January 1, 2011, respectively, from which 485, 448 and 382 correspond to taxable temporary differences not recoverable and 1,531, 1,581 and 1,306 correspond to tax loss carry forwards from certain foreign subsidiaries, since they do not meet the recognition criteria set forth under IFRS. The tax loss carry forward above mentioned, as of March 31, 2012 for 1,514 will expire in between 6 and 19 years and 17 have an indefinite carry forward.

The composition of the Company’s deferred income tax assets and liabilities as of March 31, 2012, December 31, 2011 and January 1, 2011 is as follows:

	March 31, 2012	December 31, 2011	January 1, 2011

Deferred tax assets
Nondeductible provisions and other liabilities	934	885	886
Tax loss and other tax credits	61	45	46
Miscellaneous	52	26	16

Total deferred tax assets	1,047	956	948

Deferred tax liabilities
Fixed assets	(3,655)	(3,465)	(2,925)
Miscellaneous	(231)	(185)	(71)

Total deferred tax liabilities	(3,886)	(3,650)	(2,996)

Net deferred tax liability	(2,839)	(2,694)	(2,048)

As of March 31, 2012 and 2011 the reasons that generated charges into the “Other comprehensive income” did not generate temporary differences.

11.	CONTINGENT LIABILITIES AND CONTRACTUAL COMMITMENTS

a)	Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s Management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental

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restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

–	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. As of the date of issuance of these financial statements, the Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps

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with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in “Other environmental claims in La Plata” of this note. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3 – “La Plata and Quilmes environmental claims”.

–	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbors of Quilmes city, province of Buenos Aires, claiming approximately 225 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

–	Hydrocarbon’s concessions – Provincial claims:

Rio Negro Province. YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and inform, on one hand, the amounts invested in the four areas for the period 2007/2010 and, in the other hand, the actions taken as regards the environmental matters. Based in such information requested the termination of this claim. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbon’s Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim.

On March 28, 2012, YPF was notified that a legal process was initiated for purposes of declaring the expiration of the concession in Los Caldenes area, due to YPF’s alleged failure to meet the minimum investments requirements. YPF is currently preparing the presentation of a new plan for the area.

The net value of the assets and the proved reserves related to this concession is not material to the Company.

Chubut Province. On March 1, 2012, the province of Chubut, through Decree No. 271, requested YPF to respond in relation to the Company’s alleged breach of its obligation to make investments in the concessions El Trébol-Escalante, and Campamento Central-Bella Vista Este-Cañadón Perdido, and to propose a work plan aimed at remedying such alleged breach.

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YPF submitted its response on March 13, 2012, rejecting the alleged breach of the relevant regulation and submitted a work plan concerning the affected areas. On March 20, 2012, YPF was notified of Decree No. 324/12, which ordered the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido. According to the decree, the expiration will be effective 90 calendar days after its notification. YPF filed a declaratory action before the Argentine Supreme Court requesting that the decree be declared unconstitutional and requesting a preliminary injunction against its implementation until the action brought by YPF is solved. On April 10, was published in the Official Gazette the national call for bids for the calification and selection of companies that will constitute a joint venture with Petrominera Chubut SE for the hydrocarbons exploitation in the concessions of “El Trebol-Escalante” and “Cañadon Perdido-Campamento Central”, which was advised to the Supreme Court as a new fact.

On May 21, 2012, Decree No. 641/12 was enacted, which leave Article 1 of the Decree No. 324/12 (declaration of the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido) without effect.

In addition, on April 3, 2012, the province of Chubut requested YPF to submit a new investment and work proposal for the Manantiales Behr area within a period of 10 working days, and invited YPF to hold a meeting to discuss the matters referred to above. Resolutions No. 319/93 and 10/06 of the Subsecretariat of Hydrocarbons and Mining of the province of Chubut in connection with the investments made in this area. On May 11, 2012, YPF submitted a new investment and work proposal for this area (pending as such date an augmented presentation). On May 29, 2012 an augmented work and investments plan was presented. Assets (net of deferred income tax liabilities and asset retirement obligations) related to this area totalled approximately 1,468 million as of December 31, 2011 (2.65% of the Company’s total assets as of such date), had a production of approximately 7.6 mmboe in 2011 (4.29% of the Company’s production in 2011) and had proved reserves totalling approximately 24.7 mmboe as of December 31, 2011 (2.46% of the Company’s total proved reserves as of such date).

Santa Cruz Province. On March 2, 2012, the province of Santa Cruz, through a registered letter, requested YPF to inform the province’s Energy Institute of the technical, economic and financial reasons for which YPF had allegedly failed to make the required investments in the following concessions: Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estancia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike, under penalty of being subject to the sanctions provided for in section 80, subsection c), of the Hydrocarbons Law, pursuant to which concessions and permits may expire, among other reasons, as a result of a material and unjustified breach of the applicable productivity, conservation and investment obligations. Net Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected this requirement totalled approximately 1,681 million as of December 31, 2011 (3.04% of the Company’s total assets as of such date), had a production of approximately 11.5 mmboe in 2011 (6.43% of the Company’s production in 2011) and had proved reserves totalling 80.3 mmboe as of December 31, 2011 (8% of the Company’s total proved reserves as of such date).

In addition, on March 12, 2012, the Energy Institute of Santa Cruz requested YPF to submit, within 24 hours, information aimed at rejecting the conclusions reached by a report prepared by said institute, which would indicate that investments made in the exploitation concessions Barranca Yankowsky, Los Monos and Cerro Piedra-Cerro Guadal Norte were insufficient, as well as an action plan aimed at putting an end to the alleged breach of YPF’s obligations, under penalty of declaring the expiration of these concessions pursuant to section 80, subsections c) and d), of the Hydrocarbons Law.

On March 13, 2012, YPF submitted its response relating to the province of Santa Cruz’s request of March 2, 2012, providing information on investments made and rejecting the accusations made against it.

On March 20, 2012, YPF was notified of Decree No. 393/12, which: (i) declares the expiration of the concessions relating to the areas Los Monos and Cerro Piedra-Cerro Guadal Norte, and (ii) rejects YPF’s request for authorization concerning the assignment to YPF of the participation interest held by BG International Limited, Argentine Subsidiary in the Barranca Yankowsky area. On March 21, 2012,

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the province’s Energy Institute declared that the expiration of the concessions referred to in (i) above shall be effective within 90 days following said notification.

On March 23, 2012, YPF was notified of Resolution No. 004 of the Energy Institute of Santa Cruz, which: (i) acknowledges that YPF has submitted its response; (ii) provides YPF with an additional period of 10 days to submit annual reports providing information on investments, production and reserves relating to the period 2006-2011 in the areas of Cañadon La Escondida, Cerro Grande, Cañadon Seco, Meseta Espinosa, El Guadal, Estancia Cholita, Estancia Cholita Norte, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike; and (iii) provides YPF with a period of 10 days to submit a Work Plan aimed at curing the alleged breaches, under penalty of applying section 80, subsection c), of the Hydrocarbons Law.

On April 11, 2012 YPF submitted the corresponding response in relation to Cañadón de la Escondida, Cerro Grande, Cañadón Seco, Meseta Espinosa, Estancia Cholita, Estancia Cholita Norte, El Guadal, Cerro Bayo, la Cueva, Las Mesetas y Koluel Kaike. Assets (net of deferred income tax liability and asset retirement obligations) related to the areas affected by this resolution totaled approximately 1,290 as of December 31, 2011 (2.33% of the Company’s total assets as of such date), had a production of approximately 7.3 mmboe in 2011 (4.13% of the Company’s production in 2011) and had proved reserves totaling 53.16 mmboe as of December 31, 2011 (5.29% of the Company’s total proved reserves as of such date).

On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales – Las Mesetas, Cañadon Vaso y Pico Truncado – El Cordón Los Monos and Cerro Piedra – Cerro Guadal Norte.

On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province.

On May 11, 2012, Decree No. 927/12 was enacted, which leave Decrees No. 393/12 and 575/12 without effect. On May 23, 2012, such Decree was ratified by law and consequently the expiration process related to the province of Santa Cruz has finished.

Neuquén Province. On March 9, 2012, the province of Neuquén requested YPF to submit, within seven days, a plan for future action aiming at curing its alleged breaches in the areas of Don Ruiz, Chihuido de la Salina and Rincón del Mangrullo, setting forth verifiable information concerning investments and production, under penalty of imposing the sanction set forth in section 80, subsection c), of the Hydrocarbons Law.

On March 19, 2012, YPF responded to the province’s request, by submitting a work plan for the areas Don Ruiz and Rincón del Mangrullo, and informing that it has decided to return the areas Chihuido de la Salina and Portezuelo Minas. Assets (net of deferred income tax liability and asset retirement obligations) totaled approximately 13 as of December 31, 2011 (0.02% of the Company’s total net assets as of such date), with no proved reserves and production in 2011.

With respect to the areas Don Ruiz and Rincón del Mangrullo, YPF has rejected the alleged breach of its obligations.

On April 4, 2012, YPF was notified by Decree No. 558/12 of the expiration of the Don Ruiz area concession, which shall be effective within 90 days following said notification.

On April 11, 2012, YPF was notified of Decree No. 559/12 accepting the reversion of the Chihuido de las Salinas Sur and Portezuelo Minas areas. According to the Decree, the reversion shall be effective within 90 days following its notification.

In relation to the area Don Ruiz, at the date YPF S.A. is preparing a new propousal for the area.

On March 30, 2012, the province of Neuquén requested YPF to submit, within 7 days, a plan for future action aimed at curing its alleged breaches with respect to its failure to meet requirements relating to investment, production and reserves in the Señal Cerro Bayo, Paso de las Bardas Norte, Cerro Hamaca, Filo Morado, Octogono, Señal Picada Punta Barda, Las Manadas and Loma Campana areas, under penalty of imposing the expiration sanction established by section 80 of the Hidrocarbons Law.

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On April 13, 2012, YPF requested an extension for the submission of the required plan. On the same day, a 10-day extension was granted.

On April 27, 2012, YPF requested an additional extension of 30 days which was granted on the same day. On June 13, 2012 a new action plan was presented.

Mendoza Province. On March 8, 2012, the province of Mendoza, though a certified notification, requested YPF to, within 7 working days, submit information on investments made in connection with concessions Ceferino and Cerro Mollar Norte and to submit a Complementary Development and Exploration investment plan for these areas, under penalty of ordering the expiration of the related concessions, according to sections 31 and 80, subsection c), of the Hydrocarbons Law, as a result of the alleged breaches of YPF’s obligations concerning the productivity of these exploitation concessions.

On March 19, 2012, YPF submitted its response to the province of Mendoza, providing information on investments made in these areas (which had already been provided in the past to the relevant authorities) and proposing a plan for future investment.

On March 26, 2012, YPF was notified of Decree No. 502/12, which declared the expiration of the exploitation concessions relating to the areas Ceferino and Cerro Mollar Norte. According to this decree, the expiration will be effective 90 calendar days after its notification. Assets (net of deferred income tax liabilities and asset retirement obligations) related to these areas totalled approximately 12 as of December 31, 2011 (0.02% of The Company’s total net assets as of such date), had a production of 0.084 mmboe in 2011 (0.05% of The Company’s production in 2011) and had proved reserves totalling approximately 0.69 mmboe as of December 31, 2011 (0.07% of the Company’s total proved reserves as of such date).

On April 25, 2012, YPF filed an administrative claim before the Supreme Court of Mendoza Province, regarding the areas Ceferino and Mollar Norte.

As of the date of issuance of these financial statements, YPF and Mendoza Province are preparing an agreement that leave Decree No. 502/12 without effect.

Tierra del Fuego Province. On March 26, 2012, YPF was notified of Resolution No. 88/12 of the Secretariat of Energy and Hydrocarbons, which requests YPF to submit, within a period of 15 working days following its notification, a plan aimed at complying with YPF’s obligations concerning production, investment and reserves in the Lobo area, under penalty of declaring the expiration of the related exploitation concession.

On April 17, 2012, YPF submitted its response to the Province of Tierra del Fuego. As of December 31, 2011 neither proved reserves nor assets are assigned to this area.

–	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in Note 3, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Administrated Exports, YPF has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to Management estimates, constitute in some cases contingencies with possible outcome, YPF is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by TGM: YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Sulgás of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal that YPF indemnifies TGM for all of the present and future damages derived from the termination of the

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natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the

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price charged in service stations. According to the provisions of Article 29 of Law No. 25,156 of Antitrust Protection, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 411), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Mega claim: Mega, a company in which YPF holds an interest of 38%, has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. This notwithstanding, Mega recently served on YPF a written claim for the total sum of US$ 94 million corresponding to undelivered volumes for the years 2009, 2010 and 2011. Despite the fact that YPF has material arguments of defense, as previously mentioned, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered them to be possible contingencies.

Additional information:

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing as of December 31, 1990. In addition, the claim partially overlaps with the request made by a group of neighbours of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships. As YPF asked for the discontinuance of suit, although the final resolution is pending, the Company’s Management considers that the claim and the charges brought against the Company will have a favorable outcome.

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b)	Contractual commitments:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

In particular, the Company has renegotiated certain natural gas export contracts, and has agreed to certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for a physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 3), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly

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liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1410/2010.

On November 8, 2011, ENARGAS published Resolution No. 1982, which supplements Decree No. 2067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not judicially solved in favor of Mega, it could have serious difficulties in the future to continue its activity. These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1991/2011, which extends the type of users that will be required to pay tariff charges. YPF has challenged the validity of such resolutions. On April 13, 2012, a preliminary induction was granted in relation with the processing plant El Portón, suspending the effects of such resolutions with respect to the mentioned plant.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of

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Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved.

–	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Refining and Petroleum Plus Programs: Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs are temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives of those programs have already been achieved. On March 16, 2012, YPF has challenged this suspension.

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–	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964. Consequently, and taking into account the business of the Company, the free-availability of 70% of hydrocarbon export collections, as established by Decree No. 1589/89, has no more effect.

–	Agreements of extension of concessions in the Province of Neuquen: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

–	Extension of exploitation concessions in the province of Mendoza: In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which would become effective upon its approval, through the issuance of the corresponding executive decree, in a maximum term of 90 days. Such decree was published in July 2011.

The Memorandum of Agreement between YPF and the province of Mendoza provides the following:

–	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

–	Exploitation and transportation concessions terms are extended for a 10-year term; and

–	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of

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Agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement; (iv) to donate US$ 16 million to a “Social Infrastructure Investment Fund”, payable on the same dates, terms and conditions as the initial payments. Such donations are aimed at satisfying education, health, sports, culture, equipment and other community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the Memorandum of Agreement.

The Company is committed with third parties under commercial contracts to purchase services and goods (such as LPG, electricity, gas, oil and steam), which as of December 31, 2011 amounted to 8,626. Additionally, the unrecognized contractual commitments to carry out exploration activities and to make certain investments and expenditures until the expiration of some of the Company’s concessions amounted to 38,755 as of December 31, 2011.

12.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized are based on the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment.

In this line, the Company organizes its reporting structure into four segments taking into account the criteria established by IFRS 8: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Period ended March 31, 2012
Revenues to unrelated parties	853	12,302	594	220	—	13,969
Revenues to related parties	622	259	—	—	—	881
Revenues from intersegment sales	6,491	557	592	213	(7,853) (1)	—

Revenue	7,966	13,118	1,186	433	(7,853)	14,850

Operating income (loss)	1,990	868	234	(518)	(72)	2,502
Income (loss) on investments in companies	(40)	17	26	—	—	3
Depreciation	1,535	190	27	38	—	1,790
Acquisitions of fixed assets	1,672	365	56	39	—	2,132
Assets	35,475	21,725	3,520	2,710	(1,441)	61,989

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	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Period ended March 31, 2011
Revenues to unrelated parties	1,107	9,942	469	401	—	11,919
Revenues to related parties	458	239	—	—	—	697
Revenues from intersegment sales	4,689	431	607	85	(5,812) (1)	—

Revenues	6,254	10,612	1,076	486	(5,812)	12,616

Operating income (loss)	1,777	925	236	(279)	(91)	2,568
Income on investments in companies	54	35	42	—	—	131
Depreciation	1,370	169	21	37	—	1,597
Acquisitions of fixed assets	1,490	299	7	20	—	1,816
Year ended December 31, 2011
Assets	34,627	21,660	3,622	2,851	(1,504)	61,256
At the beginning of year ended December 31, 2011
Assets	29,610	15,028	2,607	4,854	(983)	51,116

(1)	Correspond to the elimination of income between segments of the group YPF.

The distribution of the revenues to unrelated parties and fixed assets by geographic area, according to the markets for which they are intended, for the three-month periods ended as of March 31, 2012 and 2011, is as follows:

	Income from sales to unrelated parties		Fixed assets

	2012	2011	2012	2011

Argentina	12,731	10,453	44,573	35,282
Mercosur and associated countries	682	885	20	10
Rest of America	130	127	221	191
Europe	426	454	—	—

Total	13,969	11,919	44,814	35,483

As of March 31, 2012 no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13.	SUBSEQUENT EVENTS

On July 17, 2012, the Ordinary Shareholders’ meeting has approved the financial statements of YPF for the year ended on December 31, 2011.

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of March 31, 2012, which were not already considered in such financial statements according to IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on July 26, 2012.

MIGUEL MATIAS GALUCCIO President

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Exhibit I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONTROLLED COMPANIES, JOINT VENTURES Y AFFILIATED
(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.c.1)

a)	Consolidated companies

	2012

			Information of the issuer

	Description of the Securities					Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock

Controlled companies:
YPF International S.A.(8)	Common	Bs.100	2,512,290	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	12-31-11	154		—	333	99.99%	(10)
YPF Holdings Inc.(8)	Common	US$ 0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	03-31-12	3,517		(69)	(539)	100.00%
Operadora de Estaciones de Servicios S.A.	Common	$ 1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	164		148	336	99.99%	(10)
A-Evangelista S.A.	Common	$ 1	8,683,698	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-12	9		(30)	214	99.91%
YPF Servicios Petroleros S.A.	Common	$ 1	47,500	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	—	(11)	30	39	95.00%	(10)
Eleran Inversiones 2011 S.A.U.(8)	Common	€ 10	6,000	Investment	Hernosilla 3, Madrid, España	12-31-11	50		1	52	100.00%

b)	Companies valued using the equity method

	2012

							Information of the issuer

	Description of the Securities								Las Financial Statements Available						December 31, 2011		January 1, 2011

Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)		Book Value(3)

Joint Ventures:
Compañía Mega S.A.(6)(8)	Common	$ 1	77,292,000	362		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-11	203	303	750	38.00%		405		405
Profertil S.A.(8)	Common	$ 1	391,291,320	666		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12-31-11	783	807	1.201	50.00%		761		654
Refinería del Norte S.A.	Common	$ 1	45,803,655	262		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-11	92	233	544	50.00%		254		243

				1.290		—									1,420		1,302

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$ 10	4,072,749	76	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	03-31-12	110	(3)	246	37.00%		75	(1)	81	(1)
Terminales Marítimas Patagónicas S.A.	Common	$ 10	476,034	49		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	12-31-11	14	5	154	33.15%		47		46
Oiltanking Ebytem S.A.(8)	Common	$ 10	351,167	49		2	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-11	12	23	116	30.00%		43		41
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1	15,579,578	4		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-11	156	4	90	10.00%		4		4
Central Dock Sud S.A.	Common	$ 0.01	2,822,342,992	5		46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	09-30-11	356	70	226	9.98%	(5)	4		—	(7)
Gas Argentino S.A.(9)	Common	$ 1	126,808,862	17		338	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	12-31-11	247	(87)	36	45.33%		41		66
Inversora Dock Sud S.A.	Common	$ 1	103,501,823	101		193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	09-30-11	241	57	254	42.86%		101		81
Pluspetrol Energy S.A.	Common	$ 1	30,006,540	317		—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12-31-11	67	17	541	45.00%		309		272
Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1	27,018,720	12		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	12-31-11	76	(4)	34	36.00%		13		14
Other companies:
Diversas(4)	—	—	—	14		29	—	—	—	—	—	—	—		13		12

				644		608									650		617

				1,934		608									2,070		1,919

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of January 1, 2011 was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the fuctional currency of this company.
(9)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009.
(10)	Direct and indirect holding of YPF in these companies amounts to 100%.
(11)	No value is expose as the carrying value is less than 1.

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Exhibit II

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

PARTICIPATION IN JOINT OPERATIONS AND OTHER AGREMENTS

As of March 31, 2012, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco	22.50%		Pan American Energy LLC
Salta
Aguada Pichana	27.27%		Total Austral S.A.
Neuquén
Aguaragüe	30.00%		Tecpetrol S.A.
Salta
CAM-2/A SUR	50.00%		Enap Sipetrol Argentina S.A.
Tierra del Fuego
Campamento Central / Cañadón Perdido	50.00%		YPF S.A.
Chubut
Consorcio CNQ 7/A	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
La Pampa and Mendoza
El Tordillo	12.20%		Tecpetrol S.A.
Chubut
La Tapera y Puesto Quiroga	12.20%		Tecpetrol S.A.
Chubut
Llancanelo	51.00%		YPF S.A.
Mendoza
Magallanes	50.00%		Enap Sipetrol Argentina S.A.
Santa Cruz, Tierra del Fuego and National Continental Shelf
Palmar Largo	30.00%		Pluspetrol S.A.
Formosa and Salta
Puesto Hernández	61.55%		Petrobras Energía S.A.
Neuquén and Mendoza
Ramos	15.00%	(1)	Pluspetrol Energy S.A.
Salta
San Roque	34.11%		Total Austral S.A.
Neuquén
Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Tierra del Fuego
Yacimiento La Ventana – Río Tunuyán	60.00%		YPF S.A.
Mendoza
Zampal Oeste	70.00%		YPF S.A.
Mendoza
Georgetown	30.00%		Repsol Exploración
Guyana
Neptune	15.00%		BHPB Pet (Deepwater) Inc.
EEUU

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

MIGUEL MATIAS GALUCCIO President

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Exhibit III

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF MARCH 31, 2012 AND COMPARATIVE INFORMATION

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amount expressed en million)

Account	Foreign currency and amount						Exchange rate in pesos as of 03-31-12		Book value as of 03-31-12

	01-01-2011		12-31-2011		03-31-2012

Noncurrent Assets
Other receivables and advances	US$	300	US$	88	US$	87	4.34	(1)	378

Total noncurrent assets									378

Current Assets
Other receivables and advances	US$	411	US$	200	US$	157	4.34	(1)	681
		€2		€2		€2	5.79	(1)	12
	UYU	—	UYU	225	UYU	214	0.23	(1)	49
	BOP	—	BOP	16	BOP	17	0.62	(1)	11
Trade receivables	US$	549	US$	519	US$	484	4.34	(1)	2,101
		€1		€—		€—	—
	UYU	—	UYU	132	UYU	21	0.23	(1)	5
	CLP	—	CLP	—	CLP	6,130	0.01		61
Cash and equivalents	US$	483	US$	166	US$	124	4.34	(1)	538
	UYU	—	UYU	—	UYU	26	0.23	(1)	6
	BOP	—	BOP	23	BOP	9	0.62	(1)	6

Total current assets									3,470

Total assets									3,848

Noncurrent Liabilities
Provisions	US$	1,136	US$	1,169	US$	1,179	4.38	(2)	5,164
Salaries and social security	US$	3	US$	3	US$	2	4.38	(2)	9
Loans	US$	369	US$	1,038	US$	947	4.38	(2)	4,148
Accounts payable	US$	23	US$	67	US$	66	4.38	(2)	289

Total noncurrent liabilities									9,610

Current Liabilities
Provisions	US$	107	US$	102	US$	97	4.38	(2)	425
Loans	US$	1,167	US$	1,312	US$	984	4.38	(2)	4,310
Accounts payable	US$	969	US$	1,372	US$	1,204	4.38	(2)	5,274
		€49		€49		€44	5.84	(2)	257
	UYU	—	UYU	111	UYU	75	0.25	(2)	19
	BOP	—	BOP	—	BOP	18	0.65	(2)	12
	CLP	—	CLP	—	CLP	3,309	0.01	(2)	33

Total current liabilities									10,330

Total liabilities									19,940

(1)	Buying exchange rate.
(2)	Selling exchange rate.

MIGUEL MATIAS GALUCCIO President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 6, 2012	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer